Exhibit 99.12

AGREEMENT

This AGREEMENT (this “Agreement”) is entered into as of May 14, 2013, by and among WP X Biologics LLC, a Delaware limited liability company (“WP X”), Ms. Lin Ling Li, a Hong Kong resident with Hong Kong ID number of R330968(0) (“Ms. Li”) and Mr. Ze Qin Lin, a Hong Kong resident with Hong Kong ID number of P774319(3) and husband of Ms. Li (“Mr. Lin”). WP X, Ms. Li and Mr. Lin are hereinafter referred to as the “Parties” and each a “Party”.

WHEREAS, the Parties entered into a share purchase agreement on April 29, 2013 (the “Share Purchase Agreement”);

WHEREAS, pursuant to the Share Purchase Agreement, WP X and Ms. Li entered into an escrow agreement (the “Escrow Agreement”) with JPMorgan Chase Bank, N.A., Hong Kong Branch (the “Escrow Agent”) on the date hereof; and

WHEREAS, the Parties wish to enter into this Agreement to provide for certain arrangements among the Parties with respect to the Escrow Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1.	Definitions. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Escrow Agreement.

2.	Delivery of Release Notice.

(a)	The Parties’ intention for the escrow arrangement contemplated under this Agreement and the Escrow Agreement is to secure the performance of obligations by Ms. Li as may be required under (i) final and non-appealable court order, or (ii) binding and irrevocable settlement (collectively, the “HK Lawsuit Resolution”) with respect to certain pending lawsuit in the High Court of the Hong Kong Special Administrative Region, Court of First Instance, brought by certain plaintiffs (the “Plaintiffs”) against Ms. Li and certain other co-defendants (Action No. 1424 of 2012). Other than the situations set forth in Section 2(b) below in which case the procedures set forth therein shall be followed, to the extent that the Escrowed Shares are no longer subject to any pending or threatened dispute or claim from any of the Plaintiffs, WP X and Ms. Li shall cooperate to deliver to the Escrow Agent the Release Notice which shall instruct the Escrow Agent to release the Escrow Document to Ms. Li.

(b)	Within ten (10) Business Days of the HK Lawsuit Resolution, the Parties shall deliver the Release Notice to the Escrow Agent to release the Escrow Document as follows:

(i)	in the event the HK Lawsuit Resolution requires Ms. Li to transfer the Escrowed Shares or any portion thereof (“Mandatory Transfer Shares”) to any third party(ies), the Release Notice shall require that the Escrow Agent shall release the Escrow Document to the Transfer Agent for the purpose of transferring the Mandatory Transfer Shares to the applicable third party(ies) and the remainder of the Escrowed Shares, if any, to Ms. Li; or

(ii)	in the event the HK Lawsuit Resolution does not require Ms. Li to transfer any Escrowed Shares to any third party(ies), the Release Notice shall require that the Escrow Agent shall release the Escrow Document to Ms. Li;

provided that in each case of (i) and (ii) above, WP X shall have the right to withhold its delivery of the Release Notice until Ms. Li and Mr. Lin have (A) fulfilled their payment obligations (if any) under the HK Lawsuit Resolution (including in the case of (i), delivering a stock power and a transfer instruction to the Transfer Agent instructing the Transfer Agent to transfer the Mandatory Transfer Shares to the applicable third party(ies) and the remainder of the Escrowed Shares, if any, to Ms. Li) or (B) obtained a release of future claims from the Plaintiffs to WP X’s reasonable satisfaction.

(c)	The Parties shall each take all actions required to facilitate such transfers as referred to in Section 2(b)(i), including without limitation, by causing CBPO and the Transfer Agent to effect the transfer of the Mandatory Transfer Shares to the applicable third party(ies) and the remainder of the Escrowed Shares, if any, to Ms. Li.

3.	Joint Obligation. Mr. Lin hereby agrees and acknowledges that he and Ms. Li collectively act as one party under this Agreement and shall be jointly and severally liable with Ms. Li for any of their obligations hereunder or under the Escrow Agreement.

4.	General Provisions

(a)	The provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only in writing signed by each of the Parties.

(b)	This Agreement shall terminate automatically upon the termination of the Escrow Agreement (other than any termination of the Escrow Agreement pursuant to the resignation of the Escrow Agent thereunder). Upon receipt of the Escrow Agent’s notice of resignation, WP X and Ms. Li shall use their respective commercially reasonable efforts to cooperate with each other to, as promptly as practicable, enter with a third-party escrow bank other than the Escrow Agent (the “Replacement Escrow Agent”) into an escrow agreement (the “Replacement Escrow Agreement”) to implement the escrow arrangement contemplated hereunder and under the Share Purchase Agreement. Upon and after the execution of the Replacement Escrow Agreement, all references to “Escrow Agreement” and “Escrow Agent” herein shall be deemed to be references to the Replacement Escrow Agreement and the Replacement Escrow Agent, respectively.

(c)	This Agreement shall be governed by and construed in accordance with the laws of New York State, without regard to the principle of conflict laws thereunder. All disputes between the Parties arising out of or relating to this Agreement shall be finally settled at the Hong Kong International Arbitration Centre (the “Centre”) in accordance with the Rules of Arbitration of the Center by three arbitrators appointed in accordance with said Arbitration Rules. The place of arbitration shall be in Hong Kong. The arbitration shall be conducted in English. The resolution of any dispute by arbitration pursuant to this Section 4(c) shall be non-appealable, final, binding and conclusive on the Parties to such dispute and may be enforced and entered as a judgment in any court of law with jurisdiction thereof. Notwithstanding the foregoing, any Party shall be free to seek interim or permanent equitable or injunctive relief, or both, from any court having jurisdiction to grant the same.

(d)	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(e)	If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the first date above written.

WP X BIOLOGICS LLC

By:	/s/ Timothy J. Curt
Name:	Timothy J. Curt
Title:	Vice President and Treasurer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the first date above written.

LI, LIN LING

/s/ LI, LIN LING

LIN, ZE QIN

/s/ LIN, ZE QIN